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                 [Letterhead of Simpson Thacher & Bartlett LLP]

                                 August 5, 2005



VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Attention:    Mike Morgan
              Accounting Branch Chief

              Bill Thompson
              Staff Accountant

Re:           Distribucion y Servicio D&S S.A.
              Annual Report on Form 20-F for the Year Ended December 31, 2004 Filed July 15, 2005
              File Number 0-14702

Dear Mr. Morgan and Mr. Thompson:

     We, on behalf of our client, Distribucion y Servicio D&S S.A. (the "Company"), are writing to respond to the comments set forth in the Commission staff's (the "Staff") comment letter dated July 26, 2005 (the "Comment Letter") relating to the Company's above-referenced Annual Report on Form 20-F for the fiscal year end December 31, 2004 ("2004 20-F").

     The Company hereby acknowledges, through undersigned counsel, that the Company is responsible for the adequacy and accuracy of the disclosure in the filing. The Company also acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company further acknowledges that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.


Form 20-F for the Year Ended December 31, 2004

Item 5. Operating and Financial Review and Prospects, page 43
Results of Operations, page 53


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August 5, 2005
Page 2


1. In your discussion of income taxes on pages 56 and 59, you disclose that income taxes in 2004 decreased consistent with the decrease in income before taxes and that your effective tax rate remained relatively constant between 2002 and 2003. However, we note that your effective tax rate in 2003 was 28.3% as compared to 16.4% in 2002 and 17% in 2004. Please tell us why your effective tax rate increased in 2003. In future filings, please disclose the reasons for significant changes in your effective tax rate.

       As pointed out in your comment, our effective tax rate increased from 16.4% in 2002 to 28.3% in 2003. The opening sentence of the second paragraph under the title Income Taxes on page 59 is incorrect when it states: "Our effective tax rate remained relatively constant between 2002 and 2003." Instead, it should have stated: "Our effective tax rate increased in 2003 compared to 2002. This was mainly due to an increase in a permanent non-deductible item, the foreign exchange loss generated on a note due in Argentina and lower deductible expenses and credits for tax purposes including donations credits, credits for miscellaneous taxes and revenues from non-taxable sources, respectively, the latter three which decreased by ThCh$313,456, ThCh$424,561 and ThCh$807,946, respectively. The sum of these represented 8.3% (including the non-deductible foreign exchange loss from Argentina) of the 28.3% effective tax rate of 2003 and represents the major items causing the increase."

Consolidated Financial Statements, page F-1

Notes to the Consolidated Financial Statements, page F-7

Note 26. Differences Between Chilean and United States Generally Accepted Accounting Principles, pave F-46
c. Additional Disclosure Requirements, pane F-56
c.3. Income taxes, page F-57

2. Please tell us why pretax U.S. GAAP income less tax expense reflected in the table on page F-59 for 2002 does not agree to net income, as restated, reflected in the table in Note a.12 on page F-52.

       The difference corresponds to the non-inclusion of all non deductible donations expenses in the "Non-deductible items" line in the amount of ThCh$(94,883) which had been erroneously included in the "Pretax US GAAP income" line. The detail of the modified reconciliation of the effective tax rate is as follows:


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August 5, 2005
Page 3


                                                              Differences
                                 Reported     Modified       as a percentage
                                   2002         2002         of the corrected
                                   ThCh$       ThCh$            line item

Statutory tax rate                     16%            16%
Pretax US GAAP income          34,253,975     33,660,955             1.7%
Pretax income multiplied by
  the applicable tax rate      (5,480,636)    (5,385,753)            1.7%
Differences in price level
  restatement                     382,618        382,618              --
Non-deductible items           (3,039,643)    (3,134,526)            3.1%
Deductible items                4,251,691      4,251,691              --
Other                            (127,453)      (127,453)             --
                              -----------    -----------
Tax expense                    (4,013,423)    (4,013,423)
                              ===========    ===========




        We do not believe the % effects on the individual line items in the above effective tax rate reconciliation are material.

Item 19. Exhibits, page 102
Exhibits 12.1 and 12.2

3. You are required to file the certifications required by Rule 13-a-14(a) or Rule 15d-14(a) exactly as set forth in Form 20-F. In future filing please revise the certifications to comply with Form 20-F.

        In response to the Staff's comment, in future filings, we will file the certifications as required by Rule 13a-14(a) or Rule 15d-13(a).

        Should you have any questions about the responses in this letter, please feel free to contact S. Todd Crider (212-455-2664) or Sandra Treusdell (212-455-2268).

                                       Sincerely,

                                       /s/ S. Todd Crider

                                       S. Todd Crider



cc: Gonzalo Smith, Esq.
    General Counsel
    Distribucion y Servicio D&S S.A.